Dataram Contact:             Investor Contact:
Mark Maddocks,               Tim Curtiss,
Chief Financial Officer      Wall Street Investor Relations Corp.
609-799-0071                 216-831-6532
info@dataram.com             tcurtiss@WallStreetIR.com


            DATARAM REPORTS 88% EARNINGS INCREASE,
              80% SALES GROWTH IN FIRST QUARTER

   .  Sales, Earnings set new quarterly record
   .  Gigabyte Volume Increased 76% over Previous Year

PRINCETON, NJ, August 10, 2000 - Dataram Corporation (NASDAQ: DRAM) today reported its financial results for its fiscal first quarter, ended July 31, 2000. The Company reported net earnings of $2,879,000, or $0.29 per diluted share, an increase of 88% over $1,531,000, or $0.17 per diluted share, for the same period of the previous year. Revenues for the quarter were $38.0 million, an increase of 80% over the prior year's first quarter level of $21.2 million. Volume, measured in gigabytes shipped increased 76% in the quarter, compared to the prior year period.

        In thousands, except            Three Months ended
        per share amounts                    July 31,
        ____________________         ____________________________
                                                              %
                                     2000       1999         Gain
                                     ____       ____         ____

        Revenues                  $37,996    $21,164          80%

        Earnings from Operations  $ 4,417    $ 2,367          87%

        Net Earnings              $ 2,879    $ 1,531          88%

        Diluted EPS               $  0.29    $  0.17          71%

        Diluted Shares              9,959      9,264

                             -more-


"Strong forces continue to drive the growth of our business," said Robert Tarantino, chairman and CEO of Dataram. "Investment in Internet infrastructure remains dynamic. Internet service providers, corporate IT managers and application service providers have a powerful need to optimize their networks. Our memory offers superior price/performance, which represents a compelling proposition to network managers and chief information officers. We see no signs that the pace of Internet investment will slow."

"I am pleased to report that we are moving successfully to implement our growth strategies," added Mr. Tarantino. "We have filled all of this calendar year's new slots on the North American sales team, and we look forward to the contributions of our new hires as they become productive. Hiring in our new European sales center is on plan. Our European group achieved solid growth, in line with our plans."

"During the quarter, our new product introductions included designs for Compaq, Hewlett-Packard, Silicon Graphics and IBM," Mr.
Tarantino noted. "The Intel-certified line enjoyed strong acceptance and contributed meaningfully to our gains. The new production line at our Bucks Co. manufacturing facility is performing well and in line with our plans."

"This is our eleventh consecutive quarter of delivering increased year-over-year bottom line results," stated Mark Maddocks, CFO. "We set new records once again for sales and earnings. Volume growth and a favorable pricing environment were the highlights. Operating margins increased and revenue growth was above our expectations, reflecting higher volume and higher selling prices resulting from increased memory chip prices."

                             -more-


Dataram will conduct a conference call at 11:00 AM, EDT on Thursday, August 10th to provide further insights regarding its financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 800-720-5833 approximately 10 minutes before the call is scheduled to begin and asking to be connected to the Dataram conference call. A recorded replay of the call will be available from 1:00 PM on August 10th to 9:00 PM on August 11th. Listeners may dial 800-252-6030 (402-220-2491 for international callers) and use the code 6677312 for the replay. The call will also be available on Vcall at www.vcall.com.

Dataram Corporation is a leading provider of gigabyte memory upgrades for network servers. The Company specializes in the manufacture of large capacity memory for Compaq, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.
Dataram, headquartered in Princeton, New Jersey, is celebrating its 34th year in the computer industry. Additional information is available on the Internet at www.dataram.com.

                  Financial Tables to Follow



               DATARAM CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF EARNINGS
             (in thousands, except per share amounts)
                            (Unaudited)

                                         Three Months Ended
                                      7/31/2000          7/31/1999
                                      _________          _________


Revenues                           $     37,996       $     21,164

Costs and expenses:
   Cost of sales                         28,861             15,414
   Engineering                              372                333
   Selling, general and administrative    4,346              3,050
                                      _________          _________
                                         33,579             18,797

Earnings from operations                  4,417              2,367

Interest income, net                        230                108
                                      _________          _________

Earnings before income taxes              4,647              2,475
Income taxes                              1,768                944
                                      _________          _________
Net earnings                              2,879              1,531
                                      =========          =========

Net earnings per common share:
   Basic                              $     .34          $     .20
                                      =========          =========
   Diluted                            $     .29          $     .17
                                      =========          =========

Weighted average number of common
shares outstanding:
   Basic                                  8,427              7,827
                                      =========          =========
   Diluted                                9,959              9,264
                                      =========          =========




                 DATARAM CORPORATION AND SUBSIDIARY
                    CONSOLIDATED BALANCE SHEETS
                            (in thousands)

                                  July 31, 2000     April 30, 2000
                                  _____________     ______________
                                   (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents         $     16,253        $     13,650
Trade receivables, net                  18,044              16,241
 Inventories                             6,244               4,651
 Other current assets                      698                 585
                                  _____________     ______________
 Total current assets                   41,239              35,127

Property and equipment, net              5,347               5,007

Other assets                                17                  17
                                  _____________     ______________
                                  $     46,603        $     40,151
                                  =============     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                  $     11,276         $     9,538
Accrued liabilities                      3,120               2,878
                                  _____________     ______________
Total current liabilities               14,396              12,416

Deferred income taxes                      841                 841

Stockholders' equity                    31,366              26,894
                                  _____________     ______________
                                  $     46,603        $     40,151
                                  ============      ==============

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.

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